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                                                                Exhibit 99(c)(6)
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[US Bancorp Libra Logo]


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                             CONFIDENTIAL MEMORANDUM
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TO:               Daniel Altobello

FROM:             Steven F. Mayer

RE: First Union Real Estate Equity and Mortgage Investments (the "Company")--Structural Issues

CC:               Thomas McCormick
                  Jon Finch
                  Kendrick Royer
                  Nina Olman

DATE:             April 17, 2001

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As a part of our engagement, we have been considering certain structural issues involved in potential change of control transactions. Specifically, we have been exploring whether a segregation of certain of the Company's assets prior to a change of control would result in enhancement of shareholder value.

As you are of course aware, the Company's assets include certain items that are difficult to value with any degree of precision. In particular, the value of the Company's interest in the Park Plaza mall and in the Peach Tree Mall litigation, and to a lesser extent in Circle Tower, is in each case subject to significant uncertainty. In our experience, it is likely that any third party seeking to obtain control of the Company will, due to such uncertainty, assign a value to these assets at the low end of the range of likely values; accordingly, such a third party, rather than existing shareholders, would be the primary beneficiary if the value of these assets ultimately proves to be greater.

One way to handle this issue is to identify a means by which the assets of uncertain value (the "Specified Assets") are segregated from the Company's remaining assets prior to, or concurrently with, any proposed change of control transaction. The Specified Assets would then effectively be distributed to electing, or all, shareholders, either as part of a stock repurchase or otherwise.

For example, assume that, as part of a change of control transaction, existing shareholders are offered the opportunity either to tender their shares to the Company or to remain as shareholders. In that case, the Company could transfer its ownership interest in the Specified Assets to a wholly owned subsidiary of the Company prior to consummation of such transaction; then, shareholders could be offered the opportunity to tender their shares for a combination of cash plus a pro rata interest in such subsidiary. The net result would be that electing shareholders would receive cash and an interest in the Specified Assets, while the third party engaging in the change of control transaction would be acquiring control of the Company, which upon consummation would retain only those assets of more readily ascertainable value. Non-electing shareholders would continue to own an interest in the Company.

Attached is a summary analysis of such a structure, which analysis includes preliminary, approximate ranges of estimated asset values. These ranges of value are subject to change and are included for illustrative purposes only. In the attached analysis, we have assumed that shareholders are offered the

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opportunity to obtain $2.40 per share in cash (up to a maximum of 20.8 million shares, for a total of $50 million in cash) plus a pro rata interest in "Newco", which owns the following assets:

     . $5 million of cash (to serve as working capital)
     . The Company's interest in Park Plaza, together with related accounts receivable and other current assets and offsetting current liabilities . The Company's interest in the Peach Tree Mall litigation
     . The Company's interest in Circle Tower

The only liabilities to which Newco would be subject would be accounts payable, other current liabilities, and lease and other contractual liabilities relating to the above assets.

Necessarily, the Company would thereby be left with the following significant assets and liabilities:

     . Assets:
       . Approximately $66 million of cash
       . $7 million note receivable from Radiant Partners
       . Shares of HQ Global Preferred Stock
       . The Company's NOL
       . Equity of Ventek
       . Miscellaneous current assets
     . Liabilities:
       . $12.7 million principal amount of 8 7/8% Senior Notes
       . Miscellaneous current liabilities, estimated to exceed current assets by approximately $4.0 million
       . Ventek performance guarantee (a contingent liability)

In addition, the Company's convertible preferred stock, with an aggregate liquidation preference of $24.6 million, would remain outstanding.

Our preliminary view is that a structure along these lines would make the Company easier to understand and value and could therefore enhance the overall value to shareholders in connection with a contemplated change of control transaction.

There are a variety of legal and other issues that would accompany this or a similar structure, including, without limitation, (a) change of control provisions relating to the assets being transferred, (b) the effect, if any, on the "anti-dilution" provisions of the Company's outstanding preferred stock, (c) tax issues, (d) securities laws issues, and (e) the need for Newco to comply with requirements applicable to public companies.

This memorandum (including the attached analysis) is, by its nature, preliminary and does not represent the opinion of U.S. Bancorp Libra as to the value of any assets (or the amount of any liabilities) used to illustrate the structure of the proposed transaction or the fairness to any stakeholder in the Company of the proposed, or any other, transaction. As a result this memorandum (including the attached analysis) may not be referred to or included in any public filings or documents, nor may it be referred to or included in any discussions with or documents delivered to any third party, in each case without our prior written consent.

Please feel free to contact us if you have any questions or comments concerning the foregoing or the attached.

                                     S.F.M.
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